LASERSIGHT ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS
                Provides update on Product Performance and Launch
                    Will hold Teleconference on April 2, 2001

        Winter Park, FL, (March 30, 2001) - LaserSight(R) Incorporated (NASDAQ:
LASE) today announced financial results for the fourth quarter and year ended December 31, 2000. Revenues for the fourth quarter of 2000 increased approximately 37% to $6.4 million from $4.6 million in the fourth quarter of 1999. The Company reported a net loss of $12.0 million, or $0.52 per share for the fourth quarter of 2000 including one-time charges totaling $4.6 million, compared to a net loss of $4.6 million, or $0.26 per share in the same period of 1999. Excluding the effect of one-time charges related to impairment losses and inventory write-offs, the net loss for the fourth quarter of 2000 was $7.4 million, or $0.32 per share.

        For the year ended December 31, 2000, the Company's revenues were $34.5 million, an increase of approximately 59% from $21.7 million in 1999. The Company reported a net loss for 2000 of $21.4 million, or $1.02 per share, including one-time charges totaling $4.6 million, compared to 1999's loss of $14.4 million, or $0.89 per share. Excluding the effect of one-time charges related to impairment losses and inventory write-offs, the net loss for the year ending December 31, 2000 was $16.8 million, or $0.80 per share. The average common shares outstanding were 21,061,000 during 2000 compared to 16,207,000 during 1999.

        Michael R. Farris, president and chief executive officer of LaserSight Incorporated commented, "During 2000 we were able to achieve important technological progress towards broadening our product line and establish a pipeline of PMA Supplements at the FDA. These actions were taken to enhance our competitive position over the long term. We have subsequently strengthened our intellectual property portfolio and have improved our cash position through a series of important financial transactions. With PMA Supplements pending for the LASIK treatment of myopia with astigmatism, hyperopia with astigmatism and mixed astigmatism, we are progressing with our strategic plan and anticipate a significant ramp up in the sales of our LaserScan LSX(R) precision microspot beam scanning system upon receipt of these approvals. During 2000, the LSX(R) was approved in the United States only for the PRK treatment of simple myopia.

Given this limited approval, LaserSight's ability to maintain sales to U.S. customers during 2000 is a strong endorsement for the future potential of our precision microbeam spot scanning technology. As the market for refractive laser systems continues to shift away from older generation broad beam laser systems and broad beam systems that have been incrementally modified to emulate scanning, to the newer precision microspot beam scanning technology, LaserSight is ideally positioned to take advantage of this technology shift with the LSX and our strong intellectual property portfolio built around scanning technology."

        Mr. Farris continued, "Although 2000 was a challenging year, our expectations for 2001 and beyond are high for LaserSight following a year of organizational growth, important progress with our products, and continuing technological advancements. We have made significant progress to better position the company to immediately capitalize on its opportunities once FDA approvals are received."

        Mr. Farris continued, "The Notice of Allowance recently received from the U.S. Patent and Trademark Office for the reissue of our '679 scanning patent serves to strengthen our proprietary technology for this new generation of scanning lasers. It is our intent to leverage the value of this intellectual property through licensing and other strategic arrangements with strong partners."

        As the Company had previously announced, the agreement to sell its Blum '135 patent to Alcon Laboratories, Ft. Worth, TX, provided for a time period during which LaserSight agreed not to claim Alcon infringes the Lin `679 scanning patent and for the parties to discuss a possible transaction related to the `679 patent. LaserSight recently agreed to Alcon's request to extend the time period for patent license discussions for an additional 30 days.

        The reported net losses for the quarter and year ended December 31, 2000 were affected by a number of items, including one-time accounting charges of approximately $4.6 million in impairment losses and inventory write-offs, increased expenses related to the ramp up in marketing, sales and customer support necessary to support the U.S. commercial launch of the Company's LaserScan LSX(R) excimer laser system, legal costs related to patent litigation, and development costs related to the UltraShaper(R) durable keratome and AstraMax(TM) diagnostic workstation.

        As expected, results during the fourth quarter 2000 were also affected by U.S. laser sales that were impacted by delays in the pending FDA approval for the treatment of myopia with astigmatism.

        For the quarter ending December 31, 2000, the Company sold a total of 22 laser systems compared to 13 systems during the quarter ending December 31, 1999. The Company's total sales of laser systems for the year ended December 31, 2000 were 90, an increase of approximately 38% from the 65 systems sold for all of 1999.

        The Company's balance sheet has been strengthened during 2001 as the result of previously announced transactions related to the sale of a patent to Alcon Laboratories for $6.5 million and the implementation of a $3 million term loan and $10 million credit facility with Heller Healthcare Finance, Inc.

                                 Product Update

        The Company believes that the U.S. and worldwide markets for refractive procedures, refractive laser systems, diagnostic instruments and related products for the LASIK procedure remain relatively strong, and that projected levels of growth for procedures and refractive product sales will be achieved. According to Market Scope, approximately 500 refractive laser systems will be sold into the U.S. market each year during 2001 and 2002. With expanded FDA approvals for treatment of refractive disorders, it is anticipated that the LaserScan LSX, with its state-of-the-art scanning technology will become the refractive surgeons choice for today's conventional refractive procedures and individualized custom ablations when approved and available in the future. The U.S. market for corneal diagnostic instruments measuring topography has been estimated by Chiltons to be approximately 800 instruments sold in 2001 and 915 sales in 2002. The international sales volume of topography instruments for 2001 and 2002 is estimated to be similar in size.

        LaserSight's AstraMax integrated workstation for precision diagnostic measurements of the eye will be commercially introduced at next month's meeting of the American Society for Cataract and Refractive Surgery (ASCRS). The AstraMax workstation is based on a patented multi-camera stereo measurement technology and, unlike conventional topographers, is capable of making limbus-to-limbus measurements of anterior and posterior corneal surfaces, as well as determining corneal thickness, scotopic pupil size and anterior chamber depth with a single exposure. All measurements will be aligned on a common axis and will be available for export to LaserSight's AstraPro(TM) individualized ablation planning software as part of the Company's CustomEyes(TM) approach to custom ablation.

        LaserSight has already received orders for its new UltraShaper durable keratome which is scheduled for general commercial distribution in the second quarter of this year. The instrument has been undergoing rigorous product performance evaluation over the last three months and has demonstrated compelling results. The UltraShaper anchors LaserSight's MicroShape(R) family of keratome products, which includes the control console and UltraEdge(R) keratome blades.

                                   FDA Update

        LaserSight also provided an update on the status of FDA approval for its LaserScan LSX excimer laser system. PMA supplements for the LASIK treatment of myopia with astigmatism, hyperopia with astigmatism and mixed astigmatism are on file at the Agency, and the Company is currently undergoing a bio-medical monitoring audit by the FDA. The bio-medical monitoring audit is a key indication of progress, and is one of the important steps required in the PMA Supplement process.

        Mr. Farris concluded, "We remain focused on achieving profitability by maximizing revenues through our diverse product offerings and controlling expenses whenever possible. Approval from the FDA on our pending PMA Supplements, launching commercial shipment of our UltraShaper durable keratome and launching commercial shipment of our AstraMax diagnostic workstation will be key drivers for LaserSight to achieve profitability. We remain committed to advancing the state-of-the-art in refractive correction."

                                 Teleconference

        LaserSight will conduct a teleconference on April 2, 2001 at 10:00 EDT during which the results for the fiscal year and quarter ended December 31, 2000 will be discussed. The teleconference is ID No: 985851 and the dial in number 800-521-5428. International participants, only, should dial 303-267-1021.

        A replay of the teleconference will be made available, and can be heard by dialing 800-625-5288. International callers should dial 303-804-1855 for the replay. The ID No. is 985851. The replay will be available for seven days following the call.

                                About LaserSight

        LaserSight is a leading supplier of quality technology solutions for vision correction. Its products include the LaserScan LSX precision beam microspot scanning system, its international research and development activities related to the Astra family of products used to perform custom ablation procedures know as CustomEyes(TM) and its MicroShape(TM) family of keratome products. In the United States, the Company's LaserScan LSX excimer laser system operating at 200 Hz is approved for the treatment of low to moderate myopia by photorefractive keratectomy. The Astra family of products includes the AstraMax(TM) diagnostic work station designed to provide precise diagnostic measurements of the eye and the AstraPro(TM) software, a surgical planning tool that will utilize advanced levels of diagnostic measurements for the planning of custom ablation treatments. The Company has received notification from the FDA that it may begin commercial distribution of its AstraMax(TM) diagnostic workstation, and has begun international clinical evaluation of its AstraPro planning concept. The MicroShape family of keratome products includes the UltraShaper(TM) durable keratome and UltraEdge(R) keratome blades.

        This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, regulatory approvals and commercialization of products, which involve risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the Company's Form 10-K, Form 10-Q and Form 8-K reports.

Following are selected LaserSight financial results (in 000s except per share data):

                                           Three Months Ended                Year Ended
                                              December 31,                  December 31,
                                          2000            1999           2000          1999
                                          ----            ----           ----          ----
Total Revenues                         $ 6,353         $ 4,637        $34,518        $21,728
Cost of Revenues                         3,963           2,561         15,235          9,777
Gross Profit                             2,390           2,076         19,283         11,951
Research, Development and Regulatory     1,276             883          4,622          3,140
General  & Administrative                7,130           5,153         25,119         19,203
Selling Related                          1,984             882          7,621          4,710
Impairment Loss                          4,117              --          4,117             --
Loss from Operations                   (12,117)         (4,842)       (22,196)       (15,102)
Other Income, Net                           78             212            766            678
Net Loss                               (12,039)         (4,630)       (21,430)       (14,424)
Loss per Common Share
  - Basic and Diluted                  $ (0.52)        $ (0.26)       $ (1.02)       $ (0.89)
Weighted Average Number of
  Shares Outstanding                    22,975          17,752         21,061         16,207

Selected balance sheet data (in 000s):
                                   December 31, 2000            December 31, 1999
                                   -----------------             -----------------
Cash and Cash Equivalents              $ 8,594                        $11,248
Accounts and Notes Receivable
  (Current), Net                        13,612                         10,511
Total Current Assets                    34,658                         30,632
Total Current Liabilities               13,978                          8,984
Long-Term Obligations                      110                            100
Stockholders' Equity                    37,335                         39,578
